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Filed by: GB&T Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Heritage Bancorp.
Commission File No. 000-24203

NEWS RELEASE
For Immediate Release

For more information, please contact:

Gregory L. Hamby EVP and CFO ghamby@gbt.com Phone: (678) 450-3369	W. Michael Banks Senior Vice President mbanks@gbt.com Phone: (678) 450-3480	P.O. Box 2760 Gainesville, GA 30503 Fax: (770) 531-7359

GB&T BANCSHARES, INC. TO ACQUIRE SOUTHERN HERITAGE BANCORP

Gainesville, Georgia, January 26, 2004—GB&T Bancshares, Inc. (NASDAQ: GBTB) announced the signing of a definitive agreement for the merger of Southern Heritage Bancorp into GB&T Bancshares, Inc. (GB&T), a $940-million asset financial services organization, based in Gainesville, GA. Southern Heritage Bancorp, headquartered in south Hall County, is the parent company of the $118-million Southern Heritage Bank, which was formed in January 1999 and today has three banking centers in Hall County. The combined assets of Southern Heritage and GB&T's flagship bank, Gainesville Bank & Trust, also located in Hall County, will exceed $500 million and significantly increase GB&T's deposit market share in that fast growing county. This will be GB&T's first acquisition within a market where it has existing banking operations. The merger is subject to approval of the shareholders of Southern Heritage Bancorp and bank regulators.

        GB&T President and CEO Richard Hunt commented, "The management and staff of Southern Heritage, and its directors, have established a loyal customer base in the expanding south Hall market. While the agreement calls for Southern Heritage to become a division of Gainesville Bank & Trust, our plans are for it to continue to operate under the Southern Heritage banner, maintaining its identity as a community bank with its same management and directors." Terms of the agreement call for the exchange of 1.063 shares of GB&T Bancshares stock for each of the outstanding shares of Southern Heritage, in a deal initially valued at $28.8 million. Southern Heritage Bancorp shareholders may elect to either exchange their shares, receive $25.07 in cash per share, or select a combination of cash and GB&T common stock. The cash election may not exceed 30 percent of the total exchange value. Mr. Hunt added that the goal is for this transaction to be accretive to GB&T earnings within 18 months of consummation. The transaction is anticipated to close by the end of the second quarter of 2004.

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        GB&T Chairman Philip Wilheit commented, "We are delighted to announce the signing of a definitive agreement. This merger will position GB&T with an even stronger presence in Hall County and will allow us to improve our service to our customers and to our community with expanded banking services and more convenient locations throughout our market area."

        Casey Cagle, Chairman of Southern Heritage's Board of Directors added, "We look forward to joining GB&T, an organization that is strong and well respected in the banking industry. The merger will allow us to provide our customers with more locations and an expanded ATM network, plus additional services including Internet banking and trust and brokerage services".

        GB&T is headquartered in Gainesville, Georgia. Banks operating under the GB&T Bancshares' umbrella of community banks include: Gainesville Bank & Trust (Hall County, GA), United Bank & Trust (Polk & Bartow Counties, GA), Community Trust Bank (Paulding and Cobb Counties, GA), HomeTown Bank of Villa Rica (Carroll and Paulding Counties, GA) and First National Bank of the South (Baldwin & Putnam Counties, GA). GB&T is also the parent company of Community Loan Company, a consumer finance company with eight offices in north Georgia. Its common stock is listed on the NASDAQ National Market under the symbol "GBTB." Please visit our website at www.gbt.com for additional information.

Forward Looking Statement:

        Some of the statements in this press release, including, without limitation, statements regarding the proposed merger and projected growth in the counties in which we operate are "forward-looking statements" within the meaning of the federal securities laws. In addition, when we use words like "anticipate", "believe", "intend", "expect", "estimate", "could", "should", "will", and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. Factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others, the following possibilities: (1) we may be unable to obtain required shareholder or regulatory approval, (2) competitive pressures among depository and other financial institutions may increase significantly; (3) changes in the interest rate environment may reduce margins; (4) general economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduction in demand for credit; (5) economic, governmental or other factors may prevent the projected population and commercial growth in the counties in which we operate; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which we are engaged; (7) costs or difficulties related to the integration of our businesses may be greater than expected; (8) deposit attrition, customer loss or revenue loss following the acquisition may be greater than expected; (9) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than us; and (10) adverse changes may occur in the equity markets. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. We disclaim any obligation to update or revise any forward-looking statements contained in this release, whether as a result of new information, future events or otherwise.

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        GB&T will be filing a registration statement on Form S-4 and other documents with the Securities and Exchange Commission (SEC). The registration statement will contain a prospectus of GB&T relating to the common stock to be issued in the acquisition of Southern Heritage Bancorp and a proxy statement of Southern Heritage Bancorp relating to the acquisition. Investors and shareholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and shareholders will be able to receive the proxy statement/prospectus and other documents filed by GB&T free of charge at the SEC's web site, www.sec.gov or from GB&T Bancshares, Inc. at 500 Jesse Jewell Parkway, S.E., Gainesville, Georgia 30501.

        GB&T and its directors and executive officers and Southern Heritage Bancorp and its directors and executive officers will be participants in the solicitation of proxies connection with the acquisition. Information about the directors and executive officers of GB&T and their ownership of GB&T stock will be set forth in the proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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GB&T BANCSHARES, INC. TO ACQUIRE SOUTHERN HERITAGE BANCORP